Mail Stop 3010

October 27, 2009

Mr. Ronnie L. Steinocher
Principal Financial Officer
Greater Asia Realty Holdings, Ltd.
c/o Pertex Petroleum LP
3327 West Wadley, #3-267
Midland, Texas 79707

   Re: **Greater Asia Realty Holdings, Ltd.**
       File No. 000-52695
       Form 10-K for the year ended December 31, 2008
       Form 10-Q for the quarter ended March 31, 2009
       Form 10-Q for the quarter ended June 30, 2009

Dear Mr. Ronnie Steinocher:

   We have reviewed your response letter dated September 29, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 8 - Financial Statements and Supplementary Data

1. We considered your responses to comments one, two and three. We will complete our final review upon receipt of your amended Form 10-K.

2. With respect to comment three, please address managements assessment of disclosure controls and procedures *in addition to* managements assessment of internal controls over financial reporting.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2009

3.   We note that comment 5 as included in your response to us omits a portion of our original comment. Please ensure that your revised certifications address our comment in its entirety. We note similar issues with the certifications included in your Form 10-Q for the six months ended June 30, 2009 which also require an abbreviated amendment. We will complete our final review upon receipt of your amended Forms 10-Q as of March 30, 2009 and June 30, 2009.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions.

                        Sincerely,

                        Jorge Bonilla
                        Senior Staff Accountant